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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


           Information Statements Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*

                               West Marine, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  954235 10 7
                          ---------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement: / /. (A fee is not required only if the filling person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.   Randolph K. Repass

2.   Not Applicable

3.
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4.   USA

     5.   7,425,210 Shares

     6.   Not Applicable

     7.   7,425,210 Shares

     8.   Not Applicable

9.   7,425,210 Shares

10.  Not Applicable

11.  Approximately 45%

12.  IN



Item 1(a).     Name of Issuer:

               West Marine, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               500 Westridge Drive
               Watsonville, CA  95076-4100

Item 2(a).     Name of Person Filing:

               Randolph K. Repass

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               500 Westridge Drive
               Watsonville, CA  95076-4100

Item 2(c).     Citizenship:

               USA

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               954235 10 7

Item 3.        Rule 13d-1(b) or 13d-2(b):

               Not Applicable

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Item 4.        Ownership:

     (a)  Amount beneficially owned:

          7,425,210 Shares

     (b)  Percent of class:

          Approximately 45%

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote of:

          7,425,210 Shares

          (ii)   shared power to vote or to direct the vote of:

          Not Applicable

          (iii)  sole power to dispose or to direct the disposition of:

          7,425,210 Shares

          (iv)   shared power to dispose or to direct the disposition of:

          Not Applicable

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Of the 7,425,210 shares shown as owned by Mr. Repass, 7,257,310 are held in the name of Mr. Repass, 153,000 shares are held in the name of his spouse, 12,600 shares are subject to a right to acquire within 60 days of the date hereof by exercise of options granted to his spouse and 2,300 shares are held in the name of his minor son.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not Applicable

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable

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Item 9.   Notice of Dissolution of Group:

          Not Applicable

Item 10.  Certification:


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


_____________________________
Date

/s/ Randolph K. Repass
_____________________________
Signature

Randolph K. Repass
Chairman of the Board
_____________________________
Name/Title

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